Mail Stop 0308							May 9, 2005

Pete Smith
President and Director
Salmon Express, Inc.
6604 Topaz Drive
Vernon, BC, Canada V1H 1NS

Re:	Salmon Express, Inc.
Preliminary Information Statement on Schedule 14C
Amended April 26, 2005
File No. 333-111996

Dear Mr. Smith:

      We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to our prior comment 2. You state that MicroMed intends to file a Form 8-A following the consummation of the merger to become a reporting company under Section 15(d) of the
Exchange Act.   A company is eligible to file a Form 8-A if, as of
filing, a company already has a class of securities registered under
Section 12, already is required to file periodic reports under
Section 15(d), or is concurrently registering its initial public offering under the Securities Act. It does not appear that MicroMed is eligible to file a Form 8-A. In this regard, we remind you that you are no longer required to file reports under Section 15(d) of the
Exchange Act, as we have noted in comment 2 of our comment letter dated March 1, 2005. Please advise.


Anticipated Operations Following the Merger, page 31
2. You state on page 35 that in the pivotal phase of your U.S. Bridge to Transplant trial under the current protocol, as of December 31, 2004, MicroMed has implanted 49 patients in the BTT study, of which
29 were done in the pilot and feasibility phases of the study. However, on page 39, you state that as of the same date, MicroMed implanted 84 patients, of which 29 were done in the pivotal phase. Please revise to explain the discrepancy.

*	*	*

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Anthony Watson, Staff Accountant, at (202)
551-
3318, or George Ohsiek, Accounting Branch Chief, at (202) 551-3843 if you have questions on the financial statements and related matters.
Please contact Pradip Bhaumik, Attorney-Advisor, at (202) 551-
3333,
David Mittelman, Legal Branch Chief, at (202) 551-3214, or me at
(202) 551-3720 with any other questions.

								Sincerely,



								H. Christopher Owings
								Assistant Director

cc. John Karlsson, Esq.
Suite 1100, 475 Howe Street
Vancouver, British Columbia
Canada V6C 2B3

Thomas J. Poletti, Esq.
Kirkpatrick & Lockhart Nicholson Graham LLP
10100 Santa Monica Boulevard, 7th Floor
Los Angeles, CA 90067
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Salmon Express, Inc.
May 9, 2005
Page 1